EXHIBIT 4.37

DESCRIPTION OF CAPITAL STOCK OF KINDER MORGAN, INC.
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following information is a summary of information concerning the Class P Common Stock of KMI and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.37 is a part (the “Form 10-K”).
General
Our authorized capital stock consists of:

•	4,000,000,000 shares of Class P common stock, $0.01 par value per share, which we refer to as our “common stock;” and

•	10,000,000 shares of preferred stock, $0.01 par value per share, none of which are currently outstanding.
Common Stock
Voting Rights
Each share of our common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of our common stock are entitled to vote. Holders of our capital stock do not have cumulative voting rights.
Dividends
Holders of our common stock share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to our stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distributions and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock, if required pursuant to the terms of any such preferred stock, before we may pay distributions to the holders of common stock.
Other Rights
Our stockholders have no preemptive or other rights to subscribe for additional shares. All outstanding shares are, when sold, validly issued, fully paid and nonassessable.
Preferred Stock
Our board of directors is authorized, subject to the limits imposed by the General Corporation Law of the State of Delaware, which we refer to as the “DGCL,” to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series of preferred stock, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions of the shares of each wholly unissued series of preferred stock. Our board of directors also is authorized to increase or decrease the number of shares of any series,

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but not below the number of shares of that series of preferred stock then outstanding and not above the total number of shares of preferred stock authorized by our certificate of incorporation, without any further vote or action by our stockholders.
Our board of directors may authorize the issuance of preferred stock with voting rights that affect adversely the voting power or other rights of our other classes of stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, also could have the effect of delaying, deferring or preventing a change in control or causing the market price of our common stock to decline.
Certain Other Provisions of Our Charter and Bylaws and Delaware Law
Board of Directors
Our certificate of incorporation provides that the number of directors will be fixed in the manner provided in our bylaws. Our bylaws provide that the number of directors will be no more than 16 and no less than 10, as fixed from time to time by our board of directors, and may also be increased in accordance with the shareholders agreement or reduced to not fewer than nine in accordance with our shareholders agreement. See “—Shareholders Agreement.”
Limitations of Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of the duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends and stock repurchases); or

•	for transactions from which the director derived improper personal benefit.
Our certificate of incorporation and bylaws provide that we shall indemnify our current and former directors and officers, and may indemnify our employees, agents and other persons, to the fullest extent permitted by law. We also are expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees and agents for any liabilities incurred in any such capacity, whether or not we would have the power to indemnify such person against such liability. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, an investment in our stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Amending Our Certificate of Incorporation and Bylaws
Our certificate of incorporation may be amended in any manner provided by the DGCL. Because our common stock is the only class of capital stock that is outstanding as of the date of this Exhibit 4.38, our certificate of incorporation may be amended with the affirmative vote of a majority of the outstanding shares of our common stock, except that any provision requiring a supermajority vote of stockholders may only be amended with such supermajority vote.

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Our certificate of incorporation and our bylaws provide that our bylaws may be amended, altered, repealed or new bylaws may be adopted by our board of directors or by the affirmative vote of holders of shares representing two-thirds of the total voting power of all of our outstanding capital stock then entitled to vote at any annual or special meeting for the election of directors. In addition, any adoption, alteration, amendment or repeal of any bylaw by the board of directors requires the affirmative vote of:

•	a majority of the directors chosen for nomination by Richard D. Kinder, our Executive Chairman (if any);

•	a majority of the directors chosen for nomination by the Sponsor Investors (as defined in “—Shareholders Agreement”) (if any);

•
two-thirds of the directors chosen for nomination by the Sponsor Investors (if any) in the case of an alteration, amendment or repeal of specified provisions of our bylaws with respect to directors, removal of officers, securities of other corporations and amendments of the bylaws; and

•	the director(s) chosen by a Sponsor Investor (if any) in the case of an alteration, amendment or repeal of any provision of our bylaws that would treat such Sponsor Investor adversely.
Certain Anti-takeover Provisions of Our Charter and Bylaws and Delaware Law
Our certificate of incorporation and bylaws have the following provisions that could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company. Further, the rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued in the future.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
Our bylaws provide that special meetings of the stockholders may be called only upon the request of the chairman of the board, the chief executive officer, the president or the board of directors or upon the written request of stockholders of record of not less than 10% of all voting power entitled to vote at such meeting. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.
Our bylaws establish advance notice procedures with respect to stockholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with specified information. Our bylaws provide that any director or the board of directors may be removed, with or without cause, by an affirmative vote of shares representing the majority of all voting power then entitled to vote at an election of directors. Our bylaws also provide that vacancies may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by our stockholders. Our bylaws allow the chairman of a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions also may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us. The nomination and removal of directors, including the filling of board vacancies, also must comply with the provisions of our shareholders agreement that relate to composition of our board of directors. See “—Shareholders Agreement.”

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No Stockholder Action by Written Consent
Our certificate of incorporation provides that any vote or similar action required or permitted to be taken by holders of our common stock must be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.
Approval Requirements for Certain Changes of Control
Our organizational documents contain additional approval requirements for certain non-cash changes of control. Our shareholders agreement prohibits us from directly or indirectly engaging in any merger, amalgamation, consolidation or other business combination or similar transaction or series of transactions in which all shares of our common stock would be exchanged for cash, securities or other property (other than solely for cash) without obtaining the unanimous approval of our stockholders unless the organizational documents and capital structure of the acquiring, surviving or resulting entity preserve in all material respects the economic and other rights (including conversion, transfer, distribution and governance rights as set forth in our certificate of incorporation, bylaws and shareholders agreement), characteristics and tax treatment, including on a relative basis, of the Sponsor Investors and the shares of common stock as they exist on the date of such transaction.
Section 203 of the DGCL
We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or who is an affiliate or associate of the corporation and did own within three years prior to the determination of interested stockholder status) 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless:

•
before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•
at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders, but not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

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•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. We have not opted out of this provision, so Section 203 will apply to any stockholder that becomes an interested stockholder after our initial public offering. The statute, as it applies to interested stockholders other than Mr. Kinder, could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us. These provisions of the DGCL could have the effect of deferring, delaying or discouraging hostile takeovers and may also have the effect of preventing changes in control or management of our company. It is possible that these provisions could make it more difficult to accomplish transactions other stockholders might deem desirable.
Transfer Agent and Registrar
As of the date of the Form 10-K, the transfer agent and registrar of our common stock is Computershare Trust Company, N.A. It may be contacted at 525 Washington Blvd., Jersey City, New Jersey 07310.
New York Stock Exchange Listing
Our common stock is listed on The New York Stock Exchange under the symbol “KMI.”
Shareholders Agreement
The shareholders agreement discussed in this section and the amendments thereto are attached as exhibits to the Form 10-K.
In 2011, in connection with our initial public offering, we entered into a shareholders agreement with a group of shareholders referred to as the “Investors.” The Investors consisted of (i) Richard D. Kinder, our Executive Chairman; (ii) investment funds advised by or affiliated with entities that participated in our 2007 going private transaction (referred to as the “Sponsor Investors”); (iii) Fayez Sarofim, one of our directors, and investment entities affiliated with him; (iv) an investment entity affiliated with Michael C. Morgan, another of our directors, and William V. Morgan, one of our founders; and (v) a number of other members of our management.
Of the Sponsor Investors, only the funds affiliated with Highstar Capital, LP (collectively referred to as “Highstar”) are still parties to the shareholders agreement. As a result, certain provisions in the shareholders agreement no longer apply and are not described below. For example, Mr. Kinder and the Sponsor Investors previously had rights under the shareholders agreement to appoint some of the nominees for our Board and to have their nominees serve on certain committees of the Board, but these rights have terminated.
Registration Rights
The shareholders agreement contains registration rights provisions pursuant to which we may be required to register the sale of shares of common stock owned by Highstar and Mr. Kinder that were issued upon the conversion of their

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shares of our Class A common stock and their shares of our Class B common stock, as applicable. Under the registration rights provisions, Highstar and Mr. Kinder will each have the right to require that we register resales of such shares of common stock having an aggregate value of at least $200 million, or such lesser amount that represents all of such holder’s remaining shares. We will not be obligated to effect such a demand registration at any time that a shelf registration statement is effective, or if, in our good faith reasonable judgment, it is not feasible for us to proceed because of the unavailability of required financial statements, or during a blackout period. A blackout period, for this purpose, is any of (i) a regular quarterly blackout period when our directors and executive officers are not permitted to trade or (ii) a 30-day period (which we may not invoke more than twice in any 12-month period) if the registration would cause the disclosure of specified types of non-public information. The registration rights provisions contain holdback provisions for us and certain holders of shares in the event of an underwritten offering of common stock having an aggregate value of at least $500 million.
We also have agreed not to effect any merger, amalgamation, consolidation, business combination or change of control or reorganization event or similar transaction or series of transactions in which we are not the surviving entity (other than solely for cash consideration) unless the surviving entity assumes these registration obligations.
We have agreed to indemnify and hold harmless each selling shareholder for whom we file a registration statement and such selling shareholder’s affiliates and their respective officers, directors, managers, partners, agents and control persons against any losses relating to violations of applicable securities law by us in connection with such registration or offering (except to the extent such violations were caused by such selling shareholder) or untrue statement of a material fact contained in such registration statement, prospectus or preliminary prospectus or free writing prospectus or any omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
Other Provisions
The shareholders agreement will terminate when none of the shareholder parties thereto hold any shares of common stock. Amendments to the shareholders agreement must be signed by us, if the amendment modifies our rights or obligations, and by specified shareholders party thereto if they own specified amounts of our capital stock or if the amendment would modify their rights or obligations adversely and differently from other holders of the same class or classes of capital stock.